June 4, 2026

Jung Min Lee
Chief Executive Officer
Charlton Aria Acquisition Corp
221 W 9th St, #848
Wilmington, DE 19801

        Re: Charlton Aria Acquisition Corp
            Form 10-K for Fiscal Year Ended December 31, 2025
            File No. 001-42386
Dear Jung Min Lee:
       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.
       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.
       After reviewing your response to this letter, we may have additional comments.
 June 4, 2026
Page 2

Form 10-K for Fiscal Year Ended December 31, 2025
Item 15. Exhibit and Financial Statement Schedules
Exhibits 31.1 and 31.2, page 29

1. In future periodic filings, please revise your officer certifications to include the introductory language within paragraph 4 and the entirety of paragraph 4(b) pertaining to internal control over financial reporting. Refer to Item 601(b)(31)(i) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction